EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Ashland Inc. Employee Savings Plan, the Ashland Inc. Union Employee Savings Plan and the International Specialty Products Inc. 401(k) Plan (collectively, the “Plans”) of our reports dated May 30, 2014, with respect to the statements of net assets available for benefits of each of the Plans as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 11-K of each of the Plans.

/s/ Blue & Co., LLC

Lexington, Kentucky
May 4, 2015